SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-05162

                  The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Premium Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:      Delaware Group Premium Fund
                         (a Delaware business trust, as successor registrant to Delaware Group Premium Fund, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                         1818 Market Street
                         Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                         Eric E. Miller, Esq.
                         1818 Market Street
                         Philadelphia, PA 19103

Check Appropriate Box:

                         Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                              YES   [   ]                NO       [X] 1

Item 1.                  Exact name of Registrant:  Delaware Group Premium Fund

Item 2.                  State and Date of Organization:  Delaware; December 17,
                         1998

Item 3.                 Form of Organization:  business trust

Item 4.                 Classification of Registrant:  management company

Item 5(a).              Registrant is an open-end company.

Item 5(b). Registrant has the following series designated as diversified funds:

                              Aggressive Growth Series
                              Capital Reserves Series
                              Cash Reserve Series
                              Convertible Securities Series
                              Delaware Balanced Series
                              DelCap Series
                              Delchester Series
                              Devon Series
                              Growth and Income Series
                              International Equity Series
                              Small Cap Value Series
                              Social Awareness Series
                              Strategic Income Series
                              Trend Series
                              U.S. Growth Series

                        Registrant has the following series designated as non-diversified funds:

                              Emerging Markets Series
                              Global Bond Series
                              REIT Series

Item 6.                 Name and address of Investment Adviser of Registrant:

                              Delaware Management Company
                              a series of Delaware Management Business Trust 2005 Market Street
                              One Commerce Square
                              Philadelphia, PA 19103

Item 7.                 Trustees and Officers of the Registrant:

                              Wayne A. Stork, Chairman and Trustee
                              David K. Downes, President, Chief Executive
                                   Officer, Chief Operating Officer, Chief
                                   Financial Officer and Trustee
                              Walter P. Babich, Trustee
                              John H. Durham, Trustee
                              Anthony D. Knerr, Trustee
                              Ann R. Leven, Trustee
                              Thomas F. Madison, Trustee
                              Charles E. Peck, Trustee
                              Jan L. Yeomans, Trustee
                              Richard G. Unruh, Jr., Executive Vice President
                                   and Chief Investment Officer, Equities
                              H. Thomas McMeekin, Executive Vice President and
                                   Chief Investment Officer, Fixed Income
                              Richard J. Flannery, Esq., Executive Vice
                                   President and General Counsel
                              Eric E. Miller, Esq., Senior Vice President,
                                   Deputy General Counsel, Secretary
                              Joseph H. Hastings, Senior Vice President,
                                   Corporate Controller
                              Michael P. Bishof, Senior Vice President,
                                   Treasurer
                              Gerald S. Frey, Vice President, Senior Portfolio
                                   Manager
                              Francis X. Morris, Vice President, Senior
                                   Portfolio Manager
                              John B. Fields, Vice President, Senior Portfolio
                                   Manager
                              Gary A. Reed, Vice President, Senior Portfolio
                                   Manager
                              Gerald T. Nichols, Vice President, Senior
                                   Portfolio Manager
                              Paul A. Matlack, Vice President, Senior Portfolio
                                   Manager
                              Christopher S. Beck, Vice President, Senior
                                   Portfolio Manager
                              Damon J. Andres, Vice President, Portfolio Manager


                         The address for each of the trustees and officers of the Registrant:

                              1818 Market Street
                              Philadelphia, PA 19103

Item 8.                  Not Applicable.

Item 9(a).               No.

Item 9(b).               Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Premium Fund, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Premium Fund, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on December 15, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Premium Fund, Inc. in exchange for shares of the Registrant.

Item 9(d).               No.

Item 9(e).               Not Applicable.

Item 10.                 Current value of Registrant's total assets:
                              None

Item 11.                 No.

Item 12.                 None.


                                            SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 13th day of December, 1999.


                           DELAWARE GROUP PREMIUM FUND


                              By /s/ ERIC E. MILLER
                                 Eric E. Miller, Senior Vice President and
                                 Secretary


Attest:    /S/ MICHAEL D. MABRY
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1      On December 14, 1999,  Delaware  Group Premium Fund filed  Post-Effective
       Amendment No. 29 to the registration statement on Form N-lA of Delaware Group Premium Fund, Inc. in connection with the reorganization of Delaware Group Premium Fund, Inc. into Delaware Group Premium Fund. By and in Post-Effective Amendment No. 29, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on December 15, 1999, Delaware Group Premium Fund, as successor, adopted the registration statement on Form N-1A of Delaware Group Premium Fund, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.